April 30, 2009

Mr. Craig Ruckman

Office of Insurance Products

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Separate Account VA V
WRL Freedom Multiple
File Nos.: 333-112089; 811-21491

Dear Mr. Ruckman:

We will comply with the Staff’s request to not provide any SAI’s for RIC 1.2 Products to the public (either pursuant to a request or by posting to a website) until we have amended/supplemented said SAIs to include the OA Method mathematical formula and examples showing the operation thereof.

Very truly yours,

Western Reserve Life Assurance Co. of Ohio

/s/ Darin D. Smith
Darin D. Smith
Assistant General Counsel

Enc.

cc:	Frederick R. Bellamy, Esq.